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                                                Filed pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-48037

Prospectus Supplement
To Prospectus dated May 13, 1998)

                                3,860,000 Shares

                             NOVELLUS SYSTEMS, INC.

                                  Common Stock

                               ------------------

     All of the shares of Common Stock offered by this Prospectus Supplement are being sold by us. The offering price of our Common Stock s $67.50 per share.

     The underwriter has an option to purchase a maximum of 579,000 dditional shares to cover over-allotments of shares.

     The closing price of our Common Stock on the Nasdaq National arket on February 24, 1999 was $67.56.

                         Nasdaq National Market Symbol:
                                      NVLS

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK ACTORS" STARTING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS DATED MAY 3, 1998.

                                                                       UNDERWRITING        PROCEEDS TO
                                                       PRICE TO        DISCOUNTS AND        NOVELLUS
                                                        PUBLIC          COMMISSIONS       SYSTEMS, INC.
Per Share...............................             $67.50                   $1.35              $66.15

Total...................................             $260,550,000        $5,211,000        $255,339,000


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We expect delivery of the shares of Common Stock to be made on or about March 2, 1999, against payment in immediately available funds.


                                HAMBRECHT & QUIST

                  Prospectus Supplement dated February 24,1999.

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                                TABLE OF CONTENTS


Prospectus Supplement                  Prospectus
                              PAGE                                            PAGE
                              ----                                            ----
RECENT RESULTS...............   5      AVAILABLE INFORMATION.................   2
THE OFFERING.................   5      INCORPORATION OF CERTAIN DOCUMENTS
USE OF PROCEEDS..............   5      BY REFERENCE..........................   2
UNDERWRITING ................   5      THE COMPANY...........................   3
INCORPORATION OF CERTAIN
DOCUMENTS BY REFERENCE.......   7      USE OF PROCEEDS.......................   4
LEGAL MATTERS................   7      RISK FACTORS..........................   4
                                       DESCRIPTION OF SECURITIES.............   9
                                       PLAN OF DISTRIBUTION..................  17
                                       LEGAL MATTERS.........................  18
                                       EXPERTS...............................  18

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     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO
WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.


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                                 RECENT RESULTS

     On January 19, 1999, the Company released operating results for the quarter and year ended December 31, 1998. The Company reported net sales of $106 million, net income of $8.1 million and net income per share of $0.23, for the quarter ended December 31, 1998. The Company reported net sales of $518.8 million, net income of $52.8 million and net income per share of $1.51, for the year ended December 31, 1998.

                                  THE OFFERING

Common Stock offered hereby                               3,860,000 shares
Common Stock outstanding as of February 23, 1999          34,882,302 shares
Common Stock to be outstanding after the Offering         38,742,302 shares(1)
Use of proceeds                                           For general corporate purposes
NASDAQ symbol                                             NVLS

(1) Based on the 34,882,302 shares of Common Stock outstanding on February 23, 1999. Assumes the underwriter does not exercise its option to purchase up to 579,000 additional shares of Common Stock to cover overallotments, if any. In the event that the Underwriter purchases such additional shares, there will be 39,321,302 shares of Common Stock outstanding after the Offering.

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are expected to be approximately $255.3 million. If the over-allotment option is exercised in full, the net proceeds from the sale of the shares of Common Stock are expected to be approximately $293.6 million. The Company will use the net proceeds for general corporate purposes.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement dated February 24, 1999 (the "Underwriting Agreement"), Hambrecht & Quist LLC (the "Underwriter") has agreed to purchase 3,860,000 shares of Common Stock from the Company.

     The Underwriting Agreement provides that the obligation of the Underwriter is subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that it is committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriter proposes to offer the shares of Common Stock directly to the public at the public offering price on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $0.75 per share. The Underwriter may allow and


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such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriter.

     The Company has granted to the Underwriter an option, exercisable no later than 30 days after the date of this Prospectus Supplement, to purchase up to 579,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriter exercises this option, the Underwriter will have a firm commitment to purchase such number of shares. The Company will be obligated, pursuant to the option, to sell shares to the Underwriter to the extent the option is exercised. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

     The following table shows the per share and total underwriting discounts and commissions the Company will pay to the Underwriter. Such amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase additional shares.

     Underwriting Discounts and Commissions Payable by the Company:

                              With                            Without
                     Over-Allotment Exercise          Over-Allotment Exercise
                     -----------------------          -----------------------
Per Share                       $1.35                            $1.35
Total                      $5,992,650                       $5,211,000

     The Company estimates the total expenses of this offering excluding underwriting discounts and commission, will be approximately $75,000.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

     Each of the Company and its officers and directors has agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire Common Stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or ownership of Common Stock owned by them, during the 90-day period following the date of this Prospectus Supplement. Hambrecht & Quist may release any of the shares covered by these agreements at any time without prior public notice.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above


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those which might otherwise prevail in the open market, including by entering stabilizing bids effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. Such transactions may be effected on the Nasdaq Stock market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

     a. The Company's Annual Report on Form 10-K for the year ended December 31, 1997 (including relevant portions of the Company's definitive proxy statement for the 1998 annual meeting of shareholders specifically incorporated by reference in Part III of such Form 10-K);

     b. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

     c. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

     d. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998; and

     e. The Company's Registration Statement on Form 8-A filed with the Commission on September 1, 1988.

     Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of all shares of Common Stock to which this Prospectus Supplement relates shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus Supplement is delivered upon written or oral request. Requests should be directed to the Company's Executive Vice President and Chief Financial Officer, Novellus Systems, inc., 3970 North First Street, San Jose, California 95134, telephone number: (408) 943-9700.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the Underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.


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